UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D


                     Under the Securities Act of 1934

                            Harter Financial, Inc.
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                             (Name of Issuer)



                               Common Stock
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                      (Title of Class of Securities)



                                416225 10 0
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                              (CUSIP Number)



                          Harter Financial, Inc.
                           Box 338 Village Road
                       New Vernon, New Jersey  07976
                          Attn: Spencer J. Angel,
                              (201) 734-0100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                             May 15, 1997
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          Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more that five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)



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                               SCHEDULE 13D

CUSIP No.    416225 10 0                     Page 2 of 5 Pages


1    NAME  OF REPORTING PERSON                         Rita Angel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [  ]
                                                            (b)  [X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS  - PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS                                             2(d)or 2(e)[  ]

 NUMBER OF     6    CITIZENSHIP OR PLACE OR ORGANIZATION - United States
                    of America
 SHARES

BENEFICIALLY   7    SOLE VOTING POWER -           3,947,368

 OWNED BY
               8    SHARED VOTING POWER -           331,157
   EACH

REPORTING      9    SOLE DISPOSITIVE POWER -      3,947,368

 PERSON

   WITH        10   SHARED DISPOSITIVE POWER -      331,157


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
                                        Direct 3,947,368
                                        Indirect 331,157

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [ ]






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
                               SCHEDULE 13D

CUSIP No.    416225 10 0                     Page 3 of 5 Pages


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -   Direct  44.32%
                                                            Indirect 3.72%


14   TYPE OF REPORTING PERSON - IN








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
                                                          Page 4 of 5 Pages
Item 1. Security and Issuer

     This Schedule 13D relates to the common shares of Harter Financial, Inc. ("Harter"). Harter has its principal executive offices at:

                          Harter Financial, Inc.
                           Box 338 Village Road
                       New Vernon, New Jersey  07976


Item 2. Identity and Background

     (a)  Rita Angel

     (b)  9 East 79th Street
          New York, New York 10021

     (c) Office manager for Angel and Frankel, P.C., 460 Park Avenue, New York, New York.

     (d) During the last five (5) years Rita Angel has not been convicted in a criminal proceeding.

     (e) During the last five (5) years Rita Angel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Rita Angel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The consideration paid for the shares directly owned by Mrs. Angel was $225,000.00. The funds used to purchase the shares were personal funds.

Item 4. Purpose of Transaction

     The securities are being acquired for investment purposes. The reporting person has no plans or proposals to engage in any transactions involving the Company or the securities of the Company as set forth in Items 4 (a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As at August 28, 1997 the reporting person directly owned 3,947,368 shares or 44.32% of the class of securities identified in Item 1 hereinabove. As at August 28, 1997 the reporting person indirectly owned 331,157 or 3.72% of the class of securities identified in Item 1 hereinabove. The shares in which the reporting person has an indirect interest are owned by Joshua J. Angel, her husband.

     (b) As at August 28, 1997 the reporting person had sole power to vote and direct power to vote and sole power to dispose and direct the disposition of 3,947,368 shares of the class of securities identified in Item 1 hereinabove. As at August 28, 1997 the reporting person had shared power to vote or direct the vote or shared power to dispose or direct the disposition of 331,157 shares of securities identified in Item 1 hereinabove.

     The reporting person has shared power to vote or direct the vote or shared power to dispose or direct the disposition of 331,157 shares of securities identified in Item 1 hereinabove with her husband Joshua J. Angel. Mr. Angel

                                                          Page 5 of 5 Pages

resides at 9 East 79th Street, New York, New York, is a senior partner of Angel & Frankel, P.C. and is Chairman of the Board of Harter Financial, Inc. The reporting person disclaims all beneficial interest in Mr. Angel's shares.

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable

Item 7. Material to be Filed as Exhibits.

          Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, is certify that the information set forth in this statement is true, complete and correct.


September 2, 1997                             /s/ Rita Angel
______________________                       _________________________
Date                                              Signature

                                                  Rita Angel
                                             _________________________
                                                  Name/Title